PLC

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT ON 21 MAY 2007 CONDITIONAL RIGHTS TO RECEIVE UP TO A SPECIFIED MAXIMUM NUMBER OF ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") WERE GRANTED UNDER THE PERFORMANCE SHARE PLAN ("PSP") BY REFERENCE TO THE COMPANY'S PERFORMANCE OVER THE THREE YEAR PERIOD ENDING 31 DECEMBER 2009 TO THE EXECUTIVE DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRS") AS FOLLOWS:

DIRECTORS	***MAXIUMUM NO OF SHARES OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED ON 21 MAY 2007***	***MAXIUMUM NO OF SHARES OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED UNDER THE PSP***
C BELL	245,372	617,927
J P O'REILLY	178,452	373,553
A S ROSS	115,994	290,224
B G WALLACE	207,905	207,905
PDMRs		
M J NOBLE	33,734	72,653
M P O'KANE	50,477	108,712
B S TAKER	111,533	199,768

dlw 7/3

Ladbrokes PLC

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT THE FOLLOWING RESOLUTIONS WERE ALL PASSED AT THE COMPANY'S ANNUAL GENERAL MEETING HELD TODAY 18 MAY 2007 AT THE QUEEN ELIZABETH II CONFERENCE CENTRE AND THAT THE NUMBER OF VOTES WERE AS DETAILED BELOW:

		FOR	AGAINST	VOTE WITHHELD
1.	TO RECEIVE AND ADOPT THE REPORTS AND ACCOUNTS FOR 2006	410,379,836	921,596	417,695
2.	TO DECLARE A FINAL DIVIDEND	411,673,266	6,872	8,599
3.	TO RE-APPOINT C J RODRIGUES AS A DIRECTOR	398,178,469	13,465,810	42,959
4.	TO APPOINT J F JARVIS AS A DIRECTOR	410,891,381	739,355	56,573
5.	TO APPOINT H E STAUNTON AS A DIRECTOR	410,887,283	739,403	49,983
6.	TO APPOINT B G WALLACE AS A DIRECTOR	410,775,034	733,547	139,706
7.	TO RE-APPOINT ERNST & YOUNG LLP AS AUDITOR AND TO AUTHORISE THE DIRECTORS TO AGREE THE AUDITOR'S REMUNERATION	405,894,359	5,528,774	40,626
8.	TO APPROVE THE REMUNERATION REPORT	370,250,350	17,564,161	23,649,994
9.	TO AUTHORISE DONATIONS TO EU POLITICAL ORGANISATIONS AND EU POLITICAL EXPENDITURE	396,421,259	7,941,425	7,304,853
10.	TO AUTHORISE THE DIRECTORS TO ALLOT SHARES	410,068,008	1,465,203	141,081
11.	TO DISAPPLY SECTION 89(1) OF THE COMPANIES ACT 1985	411,030,254	428,527	225,198
12.	TO AUTHORISE THE COMPANY TO PURCHASE ITS OWN SHARES	411,424,937	204,780	57,413

13.	TO ALTER THE ARTICLES OF ASSOCIATION	409,946,815	845,997	875,853
14.	TO USE ELECTRONIC MEANS TO CONVEY INFORMATION TO SHAREHOLDERS	410,077,118	625,827	965,105
15.	TO ADOPT A NEW PERFORMANCE SHARE PLAN	370,524,785	40,915,435	232,464

ALL VOTING WAS BY POLL. THE ISSUED SHARE CAPITAL OF THE COMPANY AS AT THE DATE OF THE MEETING WAS 629,670,372 SHARES.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	
3. Full name of person(s) subject to the notification obligation:	Lloyds TSB Group Plc
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18 May 2007
6. Date on which issuer notified:	21 May 2007
7. Threshold(s) that is/are crossed or reached:	Reached 3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
B0ZSH63 ORD GBP 0.28333	17,932,228	17,932,228	19,094,478	17,877,475	1,217,003	2.839	0.193

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
19,094,478	3.032

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') NOTIFIES THE MARKET THAT, FOLLOWING THE ISSUE OF 382,037 ORDINARY SHARES OF 28 1/3P EACH ('SHARES') BETWEEN 1 MAY AND 30 MAY 2007, THE COMPANY'S ISSUED SHARE CAPITAL NOW CONSISTS OF 629,788,614 ORDINARY SHARES OF 28 ⅓P EACH WITH VOTING RIGHTS. NO SHARES ARE HELD IN TREASURY.

THE ABOVE FIGURE OF 629,788,614 MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*NO. OF DIVIDEND SHARES AWARDED*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	18	9	36	1,833
JOHN O'REILLY	18	9	36	1,833
PDMRs				
MIKE O'KANE	18	9	36	1,833
MICHAEL NOBLE	18	9	36	1,833

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 JUNE 2007 AT 410.50P PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Ladbrokes PLC

SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF MR C BELL AND MR J P O'REILLY (DIRECTORS OF THE COMPANY) AND MR M J NOBLE AND MR B S TAKER (PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY) UNDER THE COMPANY'S 1983 SAVINGS RELATED SHARE OPTION SCHEME ("1983 SCHEME"):

	NO. SHARES OVER WHICH OPTION GRANTED	**EXPECTED MATURITY DATE**
C BELL	4,684	1 AUGUST 2012
J P O'REILLY	1,873	1 AUGUST 2012
M J NOBLE	540	1 AUGUST 2010
B S TAKER	4,684	1 AUGUST 2012

THE OPTIONS WERE GRANTED ON 25 JUNE 2007 AT A PRICE OF 349.56P PER SHARE.

FOLLOWING THIS TRANSACTION, MR BELL, MR O'REILLY, MR NOBLE AND MR TAKER HOLD OPTIONS TO PURCHASE A TOTAL OF 13,396, 4,978, 4,059 AND 4,684 SHARES RESPECTIVELY UNDER THE 1983 SCHEME.

Sayegrant2007

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